SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2
(Amendment No. _)*

Safe Bulkers, Inc.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
Y7388L103
(CUSIP Number)
November 20, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Imabari Shipbuilding Co Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
PANAMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,405,012

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,405,012

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,405,012

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐ Not Applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.2%*

12	TYPE OF REPORTING PERSON
OO

*This calculation is based on 104,566,310 shares of common stock of Safe Bulkers, Inc. outstanding as of November 20, 2019.

Page 3 of 5 Pages

SCHEDULE 13G
Item 1.

(a)	Name of Issuer

Safe Bulkers, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

Item 2(a).	Name of Person Filing:

This statement is being filed by Imabari Shipbuilding Co Ltd. The foregoing is referred to as a Reporting Person.

The Reporting Person may be deemed to directly and beneficially own the Shares (as defined below).

Item 2(b).	Address of Principal Business Office:

Item 2(c).	Citizenship:

Imabari Shipbuilding Co Ltd 4-52 Koura-cho 1 Chome Imabari, Ehime, 799-2195, Japan Citizenship: Panama

(d)	Title of Class of Securities

Common Stock, $.001 par value per share (the “Shares”)

(e)	CUSIP Number

Y7388L103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially Owned

See the Cover Pages for each of the Reporting Persons.

(b)	Percent of Class

See the Cover Pages for each of the Reporting Persons.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition of

Page 4 of 5 Pages

(iv) shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated this 13th day of December, 2019
IMABARI SHIPBUILDING CO LTD

By:	/s/ Takumi Higaki
Name: Takumi Higaki
Title: Executive Vice President